CALCULATION OF REGISTRATION FEE
Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee
Notes	$8,112,000	$1,044.83

Filed Pursuant to Rule 424(b)(2)
Registration Statement No. 333-177923

Pricing Supplement to the Prospectus dated November 14, 2011, the Prospectus Supplement dated November 14, 2011 and the Product Supplement No. 3-I dated November 14, 2011 — No. 2640

Medium-Term Notes, Series E
$8,112,000
Capped Currency-Linked Notes due 2015

The notes do not bear interest.  The amount that you will be paid on your notes on the stated maturity date (January 5, 2015, subject to adjustment) is based on the performance of the Australian dollar (AUD) / U.S. dollar (USD) exchange rate, as measured by comparing 98% of the AUD/USD exchange rate on the trade date (June 30, 2014) to the AUD/USD exchange rate on the determination date (December 30, 2014, subject to adjustment).  The exchange rate is expressed as the number of U.S. dollars needed to buy one Australian dollar.  The initial exchange rate and the strike rate (which is equal to 98% of the initial exchange rate) were set on the trade date and the final exchange rate will be determined on the determination date.  The currency return on your notes will be calculated by subtracting the final exchange rate from the strike rate and dividing the resulting number by the initial exchange rate and expressing this result as a percentage.  Therefore, the currency return is effectively capped at 98%.

By purchasing these notes, you are taking the view that the currency return will be positive, which means that the final exchange rate will be less than the strike rate (it will take fewer U.S. dollars to purchase one Australian dollar at the final exchange rate than at the strike rate).  If the currency return is positive, you will receive $1,000 plus $1,000 times the currency return, up to a maximum of $1,980 per $1,000 principal amount note. If the currency return is zero or negative, which means that the final exchange rate will be equal to or greater than the strike rate (it will take the same number of or more U.S. dollars to purchase one Australian dollar at the final exchange rate than at the strike rate), you will receive only the principal amount of your notes.  Because the strike rate is equal to 98% of the initial exchange rate, you will not receive a positive return unless the exchange rate declines sufficiently from the initial exchange rate on the trade date to the final exchange rate on the determination date such that the final exchange rate is less than 98% of the initial exchange rate.  Because the original issue price of the notes reflects a premium to the principal amount of 2.25%, if you purchase the notes at the original issue price, you will lose some of your initial investment in the notes unless the currency return is greater than that premium.  Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.

To determine your payment at maturity, we will calculate the currency return.  On the stated maturity date, for each $1,000 principal amount note, you will receive an amount in cash equal to:

•
if the currency return is positive (i.e., the final exchange rate is less than the strike rate), the sum of (i) $1,000 plus (ii) the product of $1,000 times the currency return, subject to the maximum settlement amount; or

•	if the currency return is zero or negative (i.e., the final exchange rate is equal to or greater than the strike rate), $1,000.

The return on your notes is linked to the currency return, calculated using the AUD/USD exchange rate.  If you calculate the return on your notes using the USD/AUD exchange rate (i.e., an exchange rate expressed as the number of Australian dollars needed to buy one U.S. dollar) instead, the return on your notes may be materially different from the results obtained using the AUD/USD exchange rate.  Your investment in the notes involves certain risks, including, among other things, our credit risk.  See “Risk Factors” on page PS-10 of the accompanying product supplement no. 3-I and “Selected Risk Factors” on page PS-11 of this pricing supplement.

The foregoing is only a brief summary of the terms of your notes.  You should read the additional disclosure provided herein so that you may better understand the terms and risks of your investment.

The estimated value of the notes as determined by J.P. Morgan Securities LLC, which we refer to as JPMS, when the terms of the notes were set, was $1,014.70 per $1,000 principal amount note.  See “Summary Information — JPMS’s Estimated Value of the Notes” on page PS-6 of this pricing supplement for additional information about JPMS’s estimated value and “Summary Information — Secondary Market Prices of the Notes” on page PS-7 of this pricing supplement for information about secondary market prices of the notes.

Original issue date (settlement date): July 8, 2014
Original issue price: 102.25% of the principal amount
Underwriting commission/discount: 0.40% of the principal amount
Net proceeds to the issuer: 101.85% of the principal amount
See “Summary Information — Supplemental Use of Proceeds” on page PS-7 of this pricing supplement for information about the components of the original issue price of the notes.
JPMS, acting as agent for JPMorgan Chase & Co., will pay all of the selling commissions of 0.40% of the principal amount it receives from us to an unaffiliated dealer. See “Plan of Distribution (Conflicts of Interest)” on page PS-43 of the accompanying product supplement no. 3-I.

Neither the Securities and Exchange Commission (the “SEC”) nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this pricing supplement, the accompanying product supplement, the accompanying prospectus supplement or the accompanying prospectus.  Any representation to the contrary is a criminal offense.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Pricing Supplement dated June 30, 2014

The original issue price, fees and commissions and net proceeds listed above relate to the notes we sell initially.  We may decide to sell additional notes after the date of this pricing supplement, at issue prices and with fees and commission and net proceeds that differ from the amounts set forth above.  The return (whether positive or negative) on your investment in notes will depend in part on the price you pay for your notes.

We may use this pricing supplement in the initial sale of the notes.  In addition, JPMS or any other affiliate of ours may use this pricing supplement in a market-making transaction in a note after its initial sale.  Unless JPMS or its agents inform the purchaser otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

SUMMARY INFORMATION

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes, in which case we may reject your offer to purchase.

You should read this pricing supplement together with the prospectus dated November 14, 2011, as supplemented by the prospectus supplement dated November 14, 2011 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 3-I dated November 14, 2011. This pricing supplement, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 3-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

●	Product supplement no. 3-I dated November 14, 2011:
http://www.sec.gov/Archives/edgar/data/19617/000089109211007592/e46167_424b2.pdf

●	Prospectus supplement dated November 14, 2011:
http://www.sec.gov/Archives/edgar/data/19617/000089109211007578/e46180_424b2.pdf

●	Prospectus dated November 14, 2011:
http://www.sec.gov/Archives/edgar/data/19617/000089109211007568/e46179_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this pricing supplement, the “Company,” “we,” “us” and “our” refer to JPMorgan Chase & Co.

Key Terms

Issuer: JPMorgan Chase & Co.

Exchange rate: the AUD/USD exchange rate, on any relevant day, will equal an exchange rate of U.S. dollars per one Australian dollar, as determined by the calculation agent, expressed as the U.S. dollar (USD) value of one Australian dollar (AUD), as reported by Reuters Group PLC (“Reuters”) on Reuters page “WMRSPOT12” under the caption “MID,” or any substitute Reuters page, at approximately 4:00 p.m., Greenwich Mean Time.  In certain circumstances, the level of the AUD/USD exchange rate will be based on the alternative calculation of the exchange rate described under “Description of Notes — Postponement of a Determination Date — Single Component Notes” on page PS-8 of the accompanying product supplement or “General Terms of Notes — Succession Events” on page PS-30 of the accompanying product supplement.  Notwithstanding anything to the contrary in the accompanying product supplement, the exchange rate will not be rounded.

By purchasing this note, you are taking the view that the currency return will be positive, which means that the final exchange rate will be less than the strike rate (it will take fewer U.S. dollars to purchase one Australian dollar at the final exchange rate than at the strike rate).

Principal amount: each note will have a principal amount of $1,000; $8,112,000 in the aggregate for all the offered notes; the aggregate principal amount of the offered notes may be increased if the issuer, at its sole option, decides to sell an additional amount of the offered notes on a date subsequent to the date of this pricing supplement

Purchase at amount other than principal amount: the amount we will pay you at the stated maturity date for your notes will not be adjusted based on the price you pay for your notes, so if you acquire notes at a premium (or discount) to the principal amount and hold them to the stated maturity date, it could affect your investment in a number of ways.  Because the original issue price of the notes reflects a premium to the principal amount of 2.25%, if you purchase the notes at the original issue price, you will lose some of your initial investment in the notes unless the currency return is greater than that premium.  The return on your investment in the notes will be lower (or higher) than it would have been had you purchased the notes at the principal amount.  See “Selected Risk Factors — The Original Issue Price of the Notes Reflects a Premium to the Principal Amount” and “Selected Risk Factors — If You Purchase Your Notes at a Premium to the Principal Amount, the Return on Your Investment Will Be Lower Than the Return on Notes Purchased at the Principal Amount” on page PS-14 of this pricing supplement.

Payment on the stated maturity date: for each $1,000 principal amount note, we will pay you on the stated maturity date an amount in cash equal to:

•
if the currency return is positive (i.e., the final exchange rate is less than the strike rate, which means it will take fewer U.S. dollars to purchase one Australian dollar at the final exchange rate than at the strike rate), the sum of (i) $1,000 plus (ii) the product of $1,000 times the currency return, subject to the maximum settlement amount; or

•
if the currency return is zero or negative (i.e., the final exchange rate is equal to or greater than the strike rate, which means it will take the same number of or more U.S. dollars to purchase one Australian dollar at the final exchange rate than at the strike rate), $1,000.

Initial exchange rate: 0.94385.  The accompanying product supplement refers to the initial exchange rate as the “Starting Spot Rate.”

Strike rate (98% of the initial exchange rate): 0.924973.

Final exchange rate: the exchange rate on the determination date.  In certain circumstances, the final exchange rate will be based on the alternative calculation of the exchange rate described under “Description of Notes — Postponement of a Determination Date — Single Component Notes” on page PS-8 of the accompanying product supplement or “General Terms of Notes — Succession Events” on page PS-30 of the accompanying product supplement.  The accompanying product supplement refers to the final exchange rate as the “Ending Spot Rate.”

Currency return: notwithstanding anything to the contrary under “Description of Notes — Payment at Maturity — Calculating the Underlying Return” on page PS-3 of the accompanying product supplement, the currency return is equal to the quotient of (i) the strike rate minus the final exchange rate divided by (ii) the initial exchange rate, expressed as a percentage.  Therefore, the currency return is effectively capped at 98%.  By purchasing these notes, you are taking the view that the currency return will be positive, which means that the final exchange rate will be less than the strike rate (i.e. it will take fewer U.S. dollars to purchase one Australian dollar at the final exchange rate than at the strike rate).  If the final exchange rate is greater than the strike rate, the currency return will be negative (i.e., it will take more U.S. dollars to purchase one Australian dollar at the final exchange rate than at the strike rate).  Because the strike rate is equal to 98% of the initial exchange rate, the currency return will not be positive unless the exchange rate declines sufficiently from the initial exchange rate on the trade date to the final exchange rate on the determination date such that the final exchange rate is less than 98% of the initial exchange rate. The accompanying product supplement refers to the currency return as the “Reference Currency Return.”

Maximum settlement amount: $1,980.00

Trade date: June 30, 2014

Original issue date (settlement date): July 8, 2014

Determination date: December 30, 2014, subject to postponement in the event of a market disruption event and as described under “Description of Notes — Postponement of a Determination Date — Single Component Notes” on page PS-8 of the accompanying product supplement

Stated maturity date: January 5, 2015, subject to postponement in the event of a market disruption event and as described under “Description of Notes — Payment at Maturity — Other Terms” on page PS-6 of the accompanying product supplement.  The accompanying product supplement refers to the stated maturity date as the “maturity date.”

No interest: The offered notes do not bear interest.

No listing: The offered notes will not be listed on any securities exchange or interdealer quotation system.

No redemption: The offered notes will not be subject to redemption right or price dependent redemption right.

Business day: as described under “Description of Notes — Payment at Maturity — Other Terms” on page PS-6 of the accompanying product supplement

Trading day: notwithstanding anything to the contrary under “Description of Notes — Payment at Maturity — Determining the Underlying Value” on page PS-5 of the accompanying product supplement, for the purposes of the notes offered by this pricing supplement, a “trading day” means, with respect to the U.S. dollar, a day on which (a) dealings in foreign currency in accordance with the practice of the foreign exchange market occur in The City of New York and the principal financial center for the Australian dollar (which is Sydney, Australia) and (b) banking institutions in The City of New York and the principal financial center for the Australian dollar are not otherwise authorized or required by law, regulation or executive order to close.  The accompanying product supplement refers to a trading day as a “currency business day.”

Use of proceeds and hedging: as described under “Use of Proceeds and Hedging” on page PS-24 of the accompanying product supplement no. 3-I, as supplemented by “ — Supplemental Use of Proceeds” below

Taxed as short-term debt instruments: You should review carefully the section entitled “Material U.S. Federal Income Tax Consequences” and in particular the subsection thereof entitled “— Notes Treated as Debt Instruments That Have a Term of Not More than One Year” in the accompanying product supplement no. 3-I.  Notwithstanding that the notes do not guarantee the full repayment of their original issue price at or prior to maturity, in the opinion of our special tax counsel, Davis Polk & Wardwell LLP, although not entirely free from doubt, the notes will be treated as “short-term obligations” for U.S. federal income tax purposes, as described in the section entitled “Material U.S. Federal Income Tax Consequences — Notes Treated as Debt Instruments That Have a Term of Not More than One Year” in the accompanying product supplement no. 3-I.  No statutory, judicial or administrative authority directly addresses the characterization of the notes (or similar instruments) for U.S. federal income tax purposes, and no ruling is being requested from the Internal Revenue Service with respect to the notes.  As a result, certain aspects of the tax treatment of an investment in the notes are uncertain.  If you hold your notes to maturity, any gain you realize should be treated as ordinary income.  It is possible that any loss you realize at maturity would be treated as capital loss.  Alternatively, it is possible that some or all of any such loss could be treated as ordinary foreign currency loss under Section 988 of the Internal Revenue Code of 1986, as amended, which could be subject to special reporting rules.  Purchasers who are not initial purchasers of the notes at the issue price should consult their tax advisers with respect to the tax consequences of an investment in the notes.

Notwithstanding the discussion under “Material U.S. Federal Income Tax Consequences — Tax Consequences to Non-U.S. Holders — Recent Legislation” in the accompanying product supplement, withholding under legislation commonly referred to as “FATCA” may apply to amounts treated as interest for U.S. federal income tax purposes paid with respect to the notes.  You should consult your tax adviser regarding the potential application of FATCA to the notes.

The discussion in the preceding paragraphs, when read in combination with the section entitled “Material U.S. Federal Income Tax Consequences” in the accompanying product supplement, constitutes the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal income tax consequences of owning and disposing of notes.

ERISA: as described under “Benefit Plan Investor Considerations” on page PS-52 of the accompanying product supplement no. 3-I

Supplemental plan of distribution: as described under “Plan of Distribution (Conflicts of Interest)” on page PS-43 of the accompanying product supplement no. 3-I; we estimate that our share of the total offering expenses, excluding underwriting discounts and commissions, will be approximately
$10,000.

We will deliver the notes against payment therefor in New York, New York on July 8, 2014, which is the fifth scheduled business day following the date of this pricing supplement and of the pricing of the notes.  Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise.  Accordingly, purchasers who wish to trade notes on any date prior to three business days before delivery will be required, by virtue of the fact that the notes will initially settle in five business days (T + 5), to specify alternative settlement arrangements to prevent a failed settlement.

Conflicts of interest: We own, directly or indirectly, all of the outstanding equity securities of JPMS. The net proceeds received from the sale of the notes will be used, in part, by JPMS or its affiliates in connection with hedging our obligations under the notes. The offering of the notes will comply with the requirements of Rule 5121 of Financial Industry Regulatory Authority, Inc. (“FINRA”) regarding a FINRA member firm’s underwriting of securities of an affiliate. In accordance with FINRA Rule 5121, neither JPMS nor any other affiliated agent of ours may make sales in the offering of the notes to any of its discretionary accounts without the specific written approval of the customer.

Calculation agent: JPMS

CUSIP no.: 48126N6Z5

ISIN no.: US48126N6Z53

FDIC: the notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Supplemental Terms of the Notes

For purposes of the notes offered by this pricing supplement:

(a) the U.S. dollar is the Reference Currency and the Australian dollar is the Base Currency; and

(b) all references to each of the following defined terms used in the accompanying product supplement will be deemed to refer to the corresponding defined term used in this pricing supplement, as set forth in the table below:

Product Supplement Defined Term	Pricing Supplement Defined Term
Spot Rate	exchange rate
Starting Spot Rate	initial exchange rate
Ending Spot Rate	final exchange rate
Reference Currency Return	currency return
currency business day	trading day
pricing date	trade date
maturity date	stated maturity date

term sheet	preliminary pricing supplement

In addition, the following terms used in this pricing supplement are not defined with respect to Capped Currency-Linked Notes in the accompanying product supplement: strike rate and maximum settlement amount.  Accordingly, please refer to “Key Terms” on page PS-3 of this pricing supplement for the definitions of these terms.

JPMS’s Estimated Value of the Notes

The estimated value of the notes when the terms of the notes are set, which we refer to as JPMS’s estimated value of the notes, set forth on the cover of this pricing supplement is equal to the sum of the values of the following hypothetical components: (1) a fixed-income debt component with the same maturity as the notes, valued using our internal funding rate for structured debt described below, and (2) the derivative or derivatives underlying the economic terms of the notes.  JPMS’s estimated value does not represent a minimum price at which JPMS would be willing to buy your notes in any secondary market (if any exists) at any time.  The internal funding rate used in the determination of JPMS’s estimated value generally represents a discount from the credit spreads for our conventional fixed-rate debt.  For additional information, see “Selected Risk Factors — JPMS’s Estimated Value Is Not Determined by Reference to Credit Spreads for Our Conventional Fixed-Rate Debt” on page PS-12 of this pricing supplement.  The value of the derivative or derivatives underlying the economic terms of the notes is derived from JPMS’s internal pricing models.  These models are dependent on inputs such as the traded market prices of comparable derivative instruments and on various other inputs, some of which are market-observable, and which can include volatility, interest rates and other factors, as well as assumptions about future market events and/or environments.  Accordingly, JPMS’s estimated value of the notes is determined when the terms of the notes are set based on market conditions and other relevant factors and assumptions existing at that time.  See “Selected Risk Factors — JPMS’s Estimated Value Does Not Represent Future Values of the Notes and May Differ from Others’ Estimates” on page PS-12 of this pricing supplement.

JPMS’s estimated value of the notes is lower than the original issue price of the notes because costs associated with selling, structuring and hedging the notes are included in the original issue price of the notes.  These costs include the selling commissions paid to JPMS and the unaffiliated dealer, the projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes and the estimated cost of hedging our obligations under the notes.  Because hedging our obligations entails risk and may be influenced by market forces beyond our control, this hedging may result in a profit that is more or less than expected, or it may result in a loss.  We or one or more of our affiliates will retain any profits realized in hedging our obligations under the notes.  See “Selected Risk Factors — JPMS’s Estimated Value of the Notes Is Lower Than the Original Issue Price of the Notes” on page PS-12 of this pricing supplement.

Secondary Market Prices of the Notes

For information about factors that will impact any secondary market prices of the notes, see “Selected Risk Factors — Secondary Market Prices of the Notes Will Be Impacted by Many Economic and Market Factors” on page PS-13 of this pricing supplement.  In addition, we generally expect that some of the costs included in the original issue price of the notes will be partially paid back to you in connection with any repurchases of your notes by JPMS in an amount that will decline to zero over the period from the date of this pricing supplement through September 30, 2014.  The length of any such initial period reflects the structure of the notes, whether our affiliates expect to earn a profit in connection with our hedging activities, the estimated costs of hedging the notes and when these costs are incurred, as determined by JPMS.  See “Selected Risk Factors — The Value of the Notes as Published by JPMS (and Which May Be Reflected on Customer Account Statements) May Be Higher Than JPMS’s Then-Current Estimated Value of the Notes for a Limited Time Period” on page PS-13 of this pricing supplement.

Supplemental Use of Proceeds

The net proceeds we receive from the sale of the notes will be used for general corporate purposes and, in part, by us or one or more of our affiliates in connection with hedging our obligations under the notes.

The notes are offered to meet investor demand for products that reflect the risk-return profile and market exposure provided by the notes.  See “Hypothetical Examples” on page PS-8 of this pricing supplement for an illustration of the risk-return profile of the notes and “Historical Exchange Rates” on page PS-17 of this pricing supplement for a description of the market exposure provided by the notes.

The original issue price of the notes is equal to JPMS’s estimated value of the notes plus the selling commissions paid to JPMS and the unaffiliated dealer, plus (minus) the projected profits (losses) that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes, plus the estimated cost of hedging our obligations under the notes.

For purposes of the notes offered by this pricing supplement, the first and second paragraphs of the section entitled “Use of Proceeds and Hedging” on page PS-24 of the accompanying product supplement no. 3-I are deemed deleted in their entirety.  Please refer instead to the discussion set forth above.

Validity of the Notes

In the opinion of Davis Polk & Wardwell LLP, as our special products counsel, when the notes offered by this pricing supplement have been executed and issued by us and authenticated by the trustee pursuant to the indenture, and delivered against payment as contemplated herein, such notes will be our valid and binding obligations, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above.  This opinion is given as of the date hereof and is limited to the federal laws of the United States of America, the laws of the State of New York and the General Corporation Law of the State of Delaware.  In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and its authentication of the notes and the validity, binding nature and enforceability of the indenture with respect to the trustee, all as stated in the letter of such counsel dated March 29, 2012, which was filed as an exhibit to a Current Report on Form 8-K by us on March 29, 2012.

HYPOTHETICAL EXAMPLES

The following table and chart are provided for purposes of illustration only.  They should not be taken as an indication or prediction of future investment results and are intended merely to illustrate the impact that the various hypothetical exchange rates on the determination date could have on the payment at maturity assuming all other variables remain constant.

Depreciation of the Australian dollar relative to the U.S. dollar will cause the exchange rate to decrease, and appreciation of the Australian dollar relative to the U.S. dollar will cause the exchange rate to increase.  By purchasing this note, you are taking the view that the currency return will be positive, which means that the final exchange rate will be less than the strike rate (it will take fewer U.S. dollars to purchase one Australian dollar at the final exchange rate than at the strike rate).  If the currency return is positive, the return on your notes will be positive, subject to the maximum settlement amount of $1,980 per $1,000 principal amount note. If the currency return is zero or negative (it will take the same number of or more U.S. dollars to purchase one Australian dollar at the final exchange rate than at the strike rate), you will receive only the principal amount of your notes.  Because the strike rate is equal to 98% of the initial exchange rate, you will not receive a positive return unless the exchange rate declines sufficiently from the initial exchange rate on the trade date to the final exchange rate on the determination date such that the final exchange rate is less than 98% of the initial exchange rate.

The examples below are based on a range of final exchange rates that are entirely hypothetical; no one can predict what the exchange rate will be on any day throughout the term of your notes, and no one can predict what the final exchange rate will be on the determination date.  The exchange rate has been highly volatile in the past — meaning that the exchange rate has changed considerably in relatively short periods — and its performance cannot be predicted for any future period.

The information in the following examples reflects hypothetical rates of return on the offered notes assuming that they are purchased on the original issue date at the original issue price and held to the stated maturity date.  If you sell your notes in a secondary market prior to the stated maturity date, your return will depend upon the market value of your notes at the time of sale, which may be affected by a number of factors that are not reflected in the table below, such as interest rates, the volatility of the exchange rate and our creditworthiness.  In addition, JPMS’s estimated value is less than the original issue price.  For more information on the JPMS’s estimated value, see “Summary Information — JPMS’s Estimated Value of the Notes” on page PS-6 of this pricing supplement.  The information in the table also reflects the key terms and assumptions in the box below.

Key Terms and Assumptions
Principal amount	$1,000
Original issue price	$1,022.50
Initial exchange rate:	0.94385
Strike rate:	0.924973
Maximum settlement amount	$1,980.00
Neither a market disruption event nor a non-trading day occurs on the originally scheduled determination date
During the term of the notes, a currency succession event does not occur
Notes purchased on original issue date at the original issue price and held to the stated maturity date

For these reasons, the actual performance of the exchange rate over the term of your notes, as well as the amount payable at maturity may bear little relation to the hypothetical examples shown below or to the historical levels of the exchange rate shown elsewhere in this pricing supplement.  For information about the exchange rate during recent periods, see “Historical Exchange Rates” below.  Before investing in the offered notes, you should consult publicly available information to determine the exchange rate between the date of this pricing supplement and the date of your purchase of the offered notes.

Also, the hypothetical examples shown below do not take into account the effects of applicable taxes.  Because of the U.S. tax treatment applicable to your notes, tax liabilities could affect the after-tax rate of return on your notes to a comparatively greater extent than the after-tax return on the applicable currencies.

The levels in the first column of the table below represent hypothetical final exchange rates based on the initial exchange of 0.94385 (i.e., 0.94385 U.S. dollars are needed to buy one Australian dollar) and the strike rate of 0.924973.  The levels in the second column represent the hypothetical currency returns.  The amounts in the third and fourth columns represent the hypothetical payments at maturity, based on the corresponding hypothetical currency return, and are expressed as percentages of the principal amount of a note in the third column and as percentages of the original issue price in the fourth column (rounded, in each case, to the nearest one-thousandth of a percent).  Thus, a hypothetical payment at maturity (as a percentage of the principal amount) of 100.000% in the third column means that the value of the cash payment that we would deliver for each $1,000 of the outstanding principal amount of the offered notes on the stated maturity date would equal 100.000% of the principal amount of a note, based on the corresponding hypothetical final exchange rate (expressed as a percentage of the initial exchange rate) and the assumptions noted above.  Similarly, a hypothetical payment at maturity (as a percentage of the original issue price) of 100.000% in the fourth column means that the value of the cash payment that we would deliver for each $1,000 of the outstanding principal amount of the offered notes on the stated maturity date would equal 100.000% of the original issue price of a note, based on the corresponding hypothetical final exchange rate (expressed as a percentage of the initial exchange rate) and the assumptions noted above.  Because the original issue price of the notes reflects a premium to the principal amount of 2.25%, if you purchase the notes at the original issue price, you will lose some of your initial investment in the notes unless the currency return is greater than that premium.

The final exchange rate will be determined on the determination date.  The currency return will be equal to the quotient of (1) the strike rate minus the final exchange rate divided by (2) the initial exchange rate, expressed as a percentage.  Therefore, the currency return is effectively capped at 98%.  The values below may have been rounded for ease of analysis.

Hypothetical Final Exchange Rate (Expressed as Number of U.S. Dollars Per One Australian Dollar)	Hypothetical Currency Return	Hypothetical Payment at Maturity (as Percentage of Principal Amount)	Hypothetical Payment at Maturity (as Percentage of Original Issue Price)
0.000000	98.000%	198.000%	193.643%
0.217086	75.000%	175.000%	171.149%
0.453048	50.000%	150.000%	146.699%
0.689011	25.000%	125.000%	122.249%
0.830588	10.000%	110.000%	107.579%
0.877781	5.000%	105.000%	102.689%
0.903736	2.250%	102.250%	100.000%
0.915535	1.000%	101.000%	98.778%
0.924973	0.000%	100.000%	97.800%
0.934412	-1.000%	100.000%	97.800%
0.972166	-5.000%	100.000%	97.800%
1.019358	-10.000%	100.000%	97.800%
1.160936	-25.000%	100.000%	97.800%
1.396898	-50.000%	100.000%	97.800%
1.632861	-75.000%	100.000%	97.800%
1.868823	-100.000%	100.000%	97.800%

If, for example, the final exchange rate were determined to be 1.632861, the currency return would be -75.000%, and the payment that we would deliver on your notes at maturity would be 100.000% of the principal amount of your notes or 97.800% of the original issue price of your notes, as shown in the table above.  As a result, if you purchased your notes on the original issue date at the original issue price and held them to the stated maturity date, you would experience a 2.200% loss on your investment.

The following chart also shows a graphical illustration of the hypothetical payments at maturity (expressed as a percentage of the principal amount of your notes and as a percentage of the original issue price of your notes) that we would pay on your notes on the stated maturity date, if the currency return were any of the hypothetical percentages shown on the horizontal axis.  The chart shows that any hypothetical currency return of less than 0.000% (the section left of the 0.000% marker on the horizontal axis) would result in a hypothetical payment at maturity of 100.000% of the principal amount of your notes.  The chart also shows that any hypothetical currency return of less than 2.250% (the section to the left of the 2.250% marker on the horizontal axis) would result in a hypothetical payment at maturity of less than 100.000% of the original issue price of your notes. In addition, the chart shows that any hypothetical currency return cannot exceed 98.000%, resulting in a capped return on your investment.

The payments at maturity shown above are entirely hypothetical; they are based on exchange rates that may not be achieved on the determination date and on assumptions that may prove to be erroneous.  The actual market value of your notes on the stated maturity date or at any other time, including any time you may wish to sell your notes, may bear little relation to the hypothetical payments at maturity shown above, and these amounts should not be viewed as an indication of the financial return on an investment in the offered notes.  The hypothetical payments at maturity on notes held to the stated maturity date in the examples above assume you purchased your notes at their original issue price and have not been adjusted to reflect the actual price you pay for your notes.  The return on your investment (whether positive or negative) in your notes will be affected by the amount you pay for your notes.  If you purchase your notes for a price other than the original issue price, the return on your investment will differ from, and may be significantly lower than, the hypothetical returns suggested by the above examples.  Please read “Selected Risk Factors — Secondary Market Prices of the Notes Will Be Impacted by Many Economic and Market Factors” on page PS-13 of this pricing supplement.

The hypothetical returns on the notes shown above apply only if you hold the notes for their entire term.  These hypotheticals do not reflect fees or expenses that would be associated with any sale in the secondary market.  If these fees and expenses were included, the hypothetical returns shown above would likely be lower.

We cannot predict the actual final exchange rate or what the market value of your notes will be on any particular day, nor can we predict the relationship between the exchange rate and the market value of your notes at any time prior to the stated maturity date. The actual amount that you will receive at maturity and the rate of return on the offered notes will depend on the actual final exchange rate determined by the calculation agent as described above. Moreover, the assumptions on which the hypothetical returns are based may turn out to be inaccurate. Consequently, the amount of cash to be paid in respect of your notes on the stated maturity date may be very different from the information reflected in the table and chart above.

SELECTED RISK FACTORS

An investment in your notes is subject to the risks described below, as well as the risks described under “Risk Factors” in the accompanying product supplement no. 3-I. Your notes are a riskier investment than ordinary debt securities. Also, your notes are not equivalent to investing directly in the applicable currencies or other instruments linked to the exchange rate. You should carefully consider whether the offered notes are suited to your particular circumstances.

Market Risk

The return on the notes at maturity is linked to the performance of the exchange rate and will depend on whether, and the extent to which, the currency return is positive.  YOU WILL RECEIVE NO MORE THAN THE PRINCIPAL AMOUNT OF YOUR NOTES AT MATURITY IF THE CURRENCY RETURN IS ZERO OR NEGATIVE.

The Original Issue Price of the Notes Reflects a Premium to the Principal Amount

The amount you will be paid for your notes on the maturity date will not be adjusted based on the price you pay for the notes.  The original issue price of the notes reflects a premium to the principal amount of 2.25%.  If you purchase the notes at the original issue price, the return on your investment in the notes will be less than the return would be if you purchased the notes at the principal amount.  Under these circumstances, you will lose some of your initial investment in the notes unless the currency return is greater than the premium reflected in the original issue price.  Also, the market price of your notes prior to the stated maturity date may be significantly lower than the purchase price you pay for your notes.  Consequently, if you sell your notes before the stated maturity date, you may receive significantly less than the amount of your investment in the notes.  See also “— If You Purchase Your Notes at a Premium to the Principal Amount, the Return on Your Investment Will Be Lower Than the Return on Notes Purchased at the Principal Amount.”

Because the Strike Rate Is Less Than the Initial Exchange Rate, Your Payment at Maturity May Be Adversely Affected

Because the strike rate is equal to 98% of the initial exchange rate, you will not receive a positive return unless the exchange rate declines sufficiently from the initial exchange rate on the trade date to the final exchange rate on the determination date such that the final exchange rate is less than 98% of the initial exchange rate.  Accordingly, the payment at maturity of the notes will be less than that of similar debt securities linked to the exchange rate equal to the initial exchange rate.

Your Payment at Maturity Will Be Greater Than the Principal Amount Only If the Final Exchange Rate Is Less Than the Strike Rate

By purchasing the notes, you are taking the view that the final exchange rate will be less than the strike rate (i.e. the number of U.S. dollars required to purchase one Australian dollar at the final exchange rate will be less than the number required to purchase one Australian dollar at the strike rate).  If final exchange rate is equal to or greater than the strike rate (i.e. the number of U.S. dollars required to purchase one Australian dollar at the final exchange rate is equal to or greater than the number required to purchase one Australian dollar at the strike rate), your payment at maturity will be limited to the principal amount.

Your Maximum Gain on the Notes Is Limited to the Maximum Settlement Amount

If the final exchange rate is less than the initial exchange rate, for each $1,000 principal amount note, you will receive at maturity a payment that will not exceed the maximum settlement amount, regardless of the appreciation in the exchange rate, which may be significant.  Accordingly, the amount payable on your notes may be significantly less than it would have been had you invested directly in the applicable currencies or other instruments linked to the exchange rate.  The maximum settlement amount is $1,980.00.

The Notes Are Subject to the Credit Risk of JPMorgan Chase & Co.

The notes are subject to the credit risk of JPMorgan Chase & Co., and our credit ratings and credit spreads may adversely affect the market value of the notes.  Investors are dependent on JPMorgan Chase & Co.’s ability to pay all amounts due on the notes.  Any actual or potential change in our creditworthiness or credit spreads, as determined by the market for taking our credit risk, is likely to adversely affect the value of the notes.  If we were to default on our payment obligations, you may not receive any amounts owed to you under the notes and you could lose your entire investment.

Potential Conflicts of Interest

We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and as an agent of the offering of the notes, hedging our obligations under the notes and making the assumptions used to determine the pricing of the notes and JPMS’s estimated value. Also, the distributor from which you purchase the notes may conduct hedging activities for us in connection with the notes.  In performing these duties, our economic interests, the economic interests of any distributor performing such duties and the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. In addition, our business activities, and the business activities of any distributor from which you purchase the notes, including hedging and trading activities, could cause our economic interests to be adverse to yours and could adversely affect any payment on the notes and the value of the notes. It is possible that hedging or trading activities of ours or our affiliates in connection with the notes could result in substantial returns for us or our affiliates while the value of the notes declines. If the distributor from which you purchase notes is to conduct hedging activities for us in connection with the notes, that distributor may profit in connection with such hedging activities and such profit, if any, will be in addition to the compensation that the distributor receives for the sale of the notes to you.  You should be aware that the potential to earn fees in connection with hedging activities may create a further incentive for the distributor to sell the notes to you in addition to the compensation they would receive for the sale of the notes.  Please refer to “Risk Factors — Risks Relating to the Notes Generally” on page PS-10 of the accompanying product supplement no. 3-I for additional information about these risks.

JPMS’s Estimated Value of the Notes Is Lower Than the Original Issue Price of the Notes

JPMS’s estimated value is only an estimate using several factors.  The original issue price of the notes exceeds JPMS’s estimated value because costs associated with selling, structuring and hedging the notes are included in the original issue price of the notes.  These costs include the selling commissions, the projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes and the estimated cost of hedging our obligations under the notes.  See “Summary Information — JPMS’s Estimated Value of the Notes” on page PS-6 of this pricing supplement.

JPMS’s Estimated Value Does Not Represent Future Values of the Notes and May Differ from Others’ Estimates

JPMS’s estimated value of the notes is determined by reference to JPMS’s internal pricing models when the terms of the notes are set.  This estimated value is based on market conditions and other relevant factors existing at that time and JPMS’s assumptions about market parameters, which can include volatility, interest rates and other factors.  Different pricing models and assumptions could provide valuations for notes that are greater than or less than JPMS’s estimated value.  In addition, market conditions and other relevant factors in the future may change, and any assumptions may prove to be incorrect.  On future dates, the value of the notes could change significantly based on, among other things, changes in market conditions, our creditworthiness, interest rate movements and other relevant factors, which may impact the price, if any, at which JPMS would be willing to buy notes from you in secondary market transactions.  See “Summary Information — JPMS’s Estimated Value of the Notes” on page PS-6 of this pricing supplement.

JPMS’s Estimated Value Is Not Determined by Reference to Credit Spreads for Our Conventional Fixed-Rate Debt

The internal funding rate used in the determination of JPMS’s estimated value generally represents a discount from the credit spreads for our conventional fixed-rate debt.  The discount is based on, among other things, our view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for our conventional fixed-rate debt.  If JPMS were to use the interest rate implied by our conventional fixed-rate credit spreads, we would expect the economic terms of the notes to be more favorable to you.  Consequently, our use of an internal funding rate would have an adverse effect on the terms of the notes and any secondary market prices of the notes.  See “Summary Information — JPMS’s Estimated Value of the Notes” on page PS-6 of this pricing supplement.

Secondary Market Prices of the Notes Will Likely Be Lower Than the Original Issue Price of the Notes

Any secondary market prices of the notes will likely be lower than the original issue price of the notes because, among other things, secondary market prices take into account our secondary market credit spreads for structured debt issuances and, also, because secondary market prices (a) exclude selling commissions and (b) may exclude projected hedging profits, if any, and estimated hedging costs that are included in the original issue price of the notes.  As a result, the price, if any, at which JPMS will be willing to buy notes from you in secondary market transactions, if at all, is likely to be lower than the original issue price.  Any sale by you prior to the maturity date could result in a substantial loss to you.  See the immediately following risk consideration for information about additional factors that will impact any secondary market prices of the notes.

The notes are not designed to be short-term trading instruments.  Accordingly, you  should be able and willing to hold your notes to maturity.  See “— Lack of Liquidity” on page PS-15 of this pricing supplement.

The Value of the Notes as Published by JPMS (and Which May Be Reflected on Customer Account Statements) May Be Higher Than JPMS’s Then-Current Estimated Value of the Notes for a Limited Time Period

We generally expect that some of the costs included in the original issue price of the notes will be partially paid back to you in connection with any repurchases of your notes by JPMS in an amount that will decline to zero over an initial predetermined period.  These costs can include projected hedging profits, if any, and, in some circumstances, estimated hedging costs and our secondary market credit spreads for structured debt issuances.  See “Summary Information — Secondary Market Prices of the Notes” on page PS-7 of this pricing supplement for additional information relating to this initial period.  Accordingly, the estimated value of your notes during this initial period may be lower than the value of the notes as published by JPMS (and which may be shown on your customer account statements).

Secondary Market Prices of the Notes Will Be Impacted by Many Economic and Market Factors

The secondary market price of the notes during their term will be impacted by a number of economic and market factors, which may either offset or magnify each other, aside from the selling commissions, projected hedging profits, if any, estimated hedging costs and the exchange rate, including:

•	any actual or potential change in our creditworthiness or credit spreads;

•	customary bid-ask spreads for similarly sized trades;

•	secondary market credit spreads for structured debt issuances;

•	the exchange rate and the volatility of the exchange rate of the U.S. dollar relative to the Australian dollar;

•	the time to maturity of the notes;

•	suspension or disruption of market trading in the U.S. dollar or the Australian dollar;

•	interest and yield rates in the market generally; and

•	a variety of other economic, financial, political, regulatory and judicial events.

Additionally, independent pricing vendors and/or third party broker-dealers may publish a price for the notes, which may also be reflected on customer account statements.  This price may be different (higher or lower) than the price of the notes, if any, at which JPMS may be willing to purchase your notes in the secondary market.

Your Notes Do Not Bear Interest

You will not receive any interest payments on your notes. Unless the payment at maturity date substantially exceeds the amount you paid for your notes, the overall return you earn on your notes may be less than you would have earned by investing in a non-indexed debt security of comparable maturity that bears interest at a prevailing market rate.

The Amount that Will Be Paid on Your Notes at Maturity Will Not Be Affected by the Exchange Rate on Any Date Other Than the Determination Date

The amount that will be paid on your notes at maturity will be based on the final exchange rate on the determination date.  Although the actual exchange rate on the stated maturity date or at other times during the life of your notes may be lower than the final exchange rate, you will not benefit from the exchange rate at any time other than on the determination date.

If You Calculate the Return on Your Notes Using the USD/AUD Exchange Rate, the Return on Your Notes May Be Materially Different from the Results Obtained Using the AUD/USD Exchange Rate

The amount that you will be paid on your notes on the stated maturity date is based on the performance of the AUD/USD exchange rate, as measured by the currency return formula.  The exchange rate is expressed as the number of U.S. dollars needed to purchase one Australian dollar.  If you calculate the return on your notes using the USD/AUD exchange rate (i.e., an exchange rate expressed as the number of Australian dollars needed to purchase one U.S. dollar) instead, the return on your notes may be materially different from the results obtained using the AUD/USD exchange rate.  For example, assuming a hypothetical initial AUD/USD exchange rate of 0.9500 (i.e., 0.9500 U.S. dollars are needed to buy one Australian dollar), if the hypothetical final AUD/USD exchange rate increases to 1.1685 (i.e., 1.1685 U.S. dollars are needed to buy one Australian dollar), then the currency return would equal -25%.  If the equivalent exchange rate were instead presented in terms of USD/AUD, then the hypothetical initial USD/AUD exchange rate would be approximately 1.0526 and the hypothetical final USD/AUD exchange rate would be approximately 0.8558 and the currency return would equal approximately 20.74%.

We May Sell an Additional Aggregate Principal Amount of the Notes at a Different Issue Price

At our sole option, we may decide to sell an additional aggregate principal amount of the notes subsequent to the date of this pricing supplement.  The issue price of the notes in the subsequent sale may differ substantially (higher or lower) from the original issue price you paid as provided on the cover of this pricing supplement.

If You Purchase Your Notes at a Premium to the Principal Amount, the Return on Your Investment Will Be Lower Than the Return on Notes Purchased at the Principal Amount

The amount you will be paid for your notes on the stated maturity date will not be adjusted based on the price you pay for the notes.  If you purchase notes at a price that differs from the principal amount of the notes, then the return on your investment in the notes held to the stated maturity date will differ from, and may be substantially less than, the return on notes purchased at the principal amount.  If you purchase your notes at a premium to the principal amount and hold them to the stated maturity date the return on your investment in the notes will be lower than it would have been had you purchased the notes at the principal amount or a discount to the principal amount.  See also “— The Original Issue Price of the Notes Reflects a Premium to the Principal Amount.”

The Notes Might Not Pay as Much as a Direct Investment in the Reference Currencies

You may receive a lower payment at maturity than you would have received if you had invested directly in the U.S. dollar or the Australian dollar individually, a combination of the U.S. dollar and the Australian dollar or contracts related to the U.S. dollar and the Australian dollar for which there is an active secondary market.

The Notes Are Subject to Currency Exchange Risk

Foreign currency exchange rates vary over time, and may vary considerably during the term of the notes.  The value of the U.S. dollar relative to the Australian dollar is at any moment a result of the supply and demand for those currencies.  Changes in foreign currency exchange rates result over time from the interaction of many factors directly or indirectly affecting economic and political conditions in Australia, the United States and other relevant countries or regions.

Of particular importance to potential currency exchange risk are:

•	existing and expected rates of inflation;

•	existing and expected interest rate levels;

•	the balance of payments in Australia and the United States and between each country and its major trading partners;

•	political, civil or military unrest in Australia and the United States; and

•	the extent of governmental surplus or deficit in Australia and the United States.

All of these factors are, in turn, sensitive to the monetary, fiscal and trade policies pursued by Australia, the United States and those of other countries important to international trade and finance.

It has been reported that the U.K. Financial Conduct Authority and regulators from other countries are in the process of investigating the potential manipulation of published currency exchange rates. If this manipulation has occurred or is continuing, certain published exchange rates may have been, or may be in the future, artificially lower (or higher) than they would otherwise have been. Any such manipulation could have an adverse impact on any payments on, and the value of, your notes and the trading market for your notes. In addition, we cannot predict whether any changes or reforms affecting the determination or publication of exchange rates or the supervision of currency trading will be implemented in connection with these investigations. Any of these changes or reforms could also adversely impact your notes.

The Value of the Australian Dollar May Be Correlated to the Demand for Commodities

Australia depends heavily on the export of commodities and the values of the Australian dollar have historically exhibited high correlation to the demand for certain commodities.  In particular, China is Australia’s largest trading partner and the value of the Australian dollar may be adversely affected by any slowdown in the Chinese economy.  As a result, a decrease in the demand for the relevant commodities may negatively affect the value of the Australian dollar and, therefore, the value of the notes.

Governmental Intervention Could Materially and Adversely Affect the Value of the Notes

Foreign exchange rates can be fixed by the sovereign government, allowed to float within a range of exchange rates set by the government or left to float freely. Governments, including those issuing the U.S. dollar and the Australian dollar, use a variety of techniques, such as intervention by their central bank or imposition of regulatory controls or taxes, to affect the exchange rates of their respective currencies. They may also issue a new currency to replace an existing currency, fix the exchange rate or alter the exchange rate or relative exchange characteristics by devaluation or revaluation of a currency.

Thus, a special risk in purchasing the notes is that their trading value and amount payable could be affected by the actions of sovereign governments, fluctuations in response to other market forces and the movement of currencies across borders.

Even Though the U.S. Dollar and the Australian Dollar Trade Around-the-Clock, the Notes Will Not

Because the inter-bank market in foreign currencies is a global, around-the-clock market, the hours of trading for the notes, if any, will not conform to the hours during which the U.S. dollar and the Australian dollar are traded.  Consequently, significant price and rate movements may take place in the underlying foreign exchange markets that will not be reflected immediately in the price of the notes.  Additionally, there is no systematic reporting of last-sale information for foreign currencies which, combined with the limited availability of quotations to individual investors, may make it difficult for many investors to obtain timely and accurate data regarding the state of the underlying foreign exchange markets.

Currency Exchange Risks Can Be Expected to Heighten in Periods of Financial Turmoil

In periods of financial turmoil, capital can move quickly out of regions that are perceived to be more vulnerable to the effects of the crisis than others with sudden and severely adverse consequences to the currencies of those regions.  In addition, governments around the world, including the United States government and governments of other major world currencies, have recently made, and may be expected to continue to make, very significant interventions in their economies, and sometimes directly in their currencies.  Such interventions affect currency exchange rates globally and, in particular, the value of the U.S. dollar relative to the Australian dollar.  Further interventions, other government actions or suspensions of actions, as well as other changes in government economic policy or other financial or economic events affecting the currency markets, may cause currency exchange rates to fluctuate sharply in the future, which could have a material adverse effect on the value of the notes and your return on your investment in the notes at maturity.

Currency Market Disruptions May Adversely Affect Your Return

The calculation agent may, in its sole discretion, determine that the currency markets have been affected in a manner that prevents it from properly determining, among other things, the exchange rates and the currency return. These events may include disruptions or suspensions of trading in the currency markets as a whole, and could be a Convertibility Event, a Deliverability Event, a Liquidity Event, a Taxation Event, a Discontinuity Event or a Price Source Disruption Event. See “General Terms of Notes — Market Disruption Events” in the accompanying product supplement no. 3-I for further information on what constitutes a market disruption event.

Past Performance Is No Guide to Future Performance

The actual performance of the exchange rate during the term of your notes cannot be predicted based on its historical performance. Changes in the value of each currency will affect the market value of the notes. However, it is impossible to predict whether the exchange rate will increase or decrease during the term of the notes.

Lack of Liquidity

The notes will not be listed on any securities exchange.  JPMS intends to offer to purchase the notes in the secondary market but is not required to do so.  Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily.  Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.

HISTORICAL EXCHANGE RATES

The exchange rate has fluctuated in the past and may, in the future, experience significant fluctuations.  Any historical upward or downward trend in the exchange rate during any period shown below is not an indication that the exchange rate is more or less likely to increase or decrease at any time during the term of your notes.

You should not take the historical levels of the exchange rate as an indication of the future performance of the exchange rate.  We cannot give you any assurance that the future performance of the exchange rate will result in a positive return on your initial investment on the stated maturity date.  Neither we nor any of our affiliates make any representation to you as to the performance of the exchange rate.  The actual performance of the exchange rate over the term of the offered notes, as well as the amount payable at maturity, may bear little relation to the historical rates shown below.

The graph below shows the exchange rates for the underlying currency on each day from January 2, 2009 through June 30, 2014, as shown on Bloomberg Financial Services.

The historical exchange rates in the graph below were determined using the rates reported by Bloomberg Financial Services and may not be indicative of the exchange rate of the underlying currency relative to the U.S. dollar that would be derived from the applicable Reuters page.  The exchange rate of the Australian dollar at approximately 4:00 p.m., Greenwich Mean Time, on June 30, 2014 was 0.94385, calculated in the manner set forth under “Summary Information — Key Terms — Exchange rate” on page PS-3 of this pricing supplement.

The exchange rates are expressed as the amount of U.S. dollars per Australian dollar.  An increase in the exchange rate for a given day indicates a strengthening of the Australian dollar against the U.S. dollar (i.e. the number of U.S. dollars required to purchase one Australian dollar increases), while a decrease in the exchange rate indicate a relative weakening of the Australian dollar against the U.S. dollar (i.e. the number of U.S. dollars required to purchase one Australian dollar decreases).  We obtained the exchange rates listed in the graph below on the following page from Bloomberg Financial Services, without independent verification.

We have not authorized anyone to provide any information other than that contained or incorporated by reference in this pricing supplement, the accompanying product supplement no. 3-I and the accompanying prospectus supplement and prospectus with respect to the notes offered by this pricing supplement and with respect to JPMorgan Chase & Co.  We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you.  This pricing supplement, together with the accompanying product supplement no. 3-I and the accompanying prospectus supplement and prospectus, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.  The information in this pricing supplement, the accompanying product supplement no. 3-I and the accompanying prospectus supplement and prospectus may be accurate only as of the dates of each of these documents, respectively.  This pricing supplement, the accompanying product supplement no. 3-I and the accompanying prospectus supplement and prospectus do not constitute an offer to sell or a solicitation of an offer to buy the notes in any circumstances in which such offer or solicitation is unlawful.

TABLE OF CONTENTS
Pricing Supplement

Page
Summary Information	PS-3
Hypothetical Examples	PS-8
Selected Risk Factors	PS-11
Historical Exchange Rates	PS-17

Product Supplement No. 3-I dated November 14, 2011

Description of Notes	PS-1
Risk Factors	PS-10
Use of Proceeds and Hedging	PS-24
The Reference Currencies	PS-25
The Precious Metals	PS-26
General Terms of Notes	PS-28
Material U.S. Federal Income Tax Consequences	PS-35
Plan of Distribution (Conflicts of Interest)	PS-43
Notice to Investors	PS-45
Benefit Plan Investor Considerations	PS-52

Prospectus Supplement dated November 14, 2011

About This Prospectus Supplement	S-1
Foreign Currency Risks	S-2
Description of Notes	S-4
Description of Warrants	S-21
Description of Units	S-24
United States Federal Taxation	S-26
Plan of Distribution (Conflicts of Interest)	S-27

Prospectus dated November 14, 2011

Where You Can Find Information	1
JPMorgan Chase & Co.	2
Consolidated Ratios of Earnings to Fixed Charges	3
Use of Proceeds	3
Important Factors That May Affect Future Results	4
Description of Debt Securities	6
Description of Warrants	12
Description of Units	15
Description of Purchase Contracts	17
Forms of Securities	19
Plan of Distribution (Conflicts of Interest).	23
Independent Registered Public Accounting Firm	25
Legal Matters	26
Benefit Plan Investor Considerations	26

$8,112,000

JPMorgan Chase & Co.

Capped Currency-Linked Notes due 2015

Medium-Term Notes, Series E